THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF (THE "**CONVERSION SECURITIES**") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**") OR THE SECURITIES LAWS OF ANY STATE, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE LAWS. THIS NOTE MAY NOT BE OFFERED OR RESOLD WITHOUT THE CONSENT OF THE COMPANY AND COMPLIANCE WITH THE ACT AND STATE LAW. THE COMPANY IS UNDER NO OBLIGATION TO EFFECT ANY REGISTRATION OF THIS NOTE OR THE CONVERSION SECURITIES.

CONVERTIBLE PROMISSORY NOTE

Effective Date: [EFFECTIVE DATE]
Brooklyn, New York

FOR VALUE RECEIVED, Essential Exposure Inc., a Delaware corporation (the "**Company**"), promises to pay to [INVESTOR NAME] the "**Holder**"), in lawful money of the United States of America, the principal sum of $[AMOUNT], or such lesser amount equal to the outstanding principal amount hereof, together with interest thereon as provided herein. All unpaid principal, interest, and all other amounts payable hereunder will be due on the earlier of (a) 36 months after the effective date (the "**Maturity Date**"), (b) a Sale of the Company, or (c) when, upon or after the occurrence of an Event of Default, such amounts are declared due by the Holder or become automatically due in accordance with the terms hereof.

This convertible promissory note (the "**Note**") is one of a series of similar convertible promissory notes issued or to be issued by the Company (collectively referred to as the "**Notes**").

The following is a statement of the rights of the Holder and the conditions to which this Note is subject, and to which the Holder, by the acceptance of this Note, agrees:

1. Definitions

Capitalized terms have the meanings defined below or elsewhere in the Note:

"**Equity Securities**" means the Company's common stock or preferred stock.

"**Price Cap**" means a price per share obtained by dividing $5,000,000 by the number of outstanding shares of the Company (assuming conversion or exercise of all outstanding convertible securities and the issuance or exercise of all securities reserved for grant under any current equity incentive plan, but excluding the Notes and similar convertible instruments issued for financing purposes).

"**Requisite Holders**" means the holders of the Notes representing a majority of the aggregate principal amount of all Notes then outstanding.

"**Sale of the Company**" means (a) a sale, lease, or similar disposition of all or substantially all of the assets of the Company, (b) a merger or consolidation with or into any other entity in which the Company is not the surviving entity or the current owners of the Company do not retain more than 50 percent of the voting interests in the surviving entity or its parent, or (c) any transaction or series of related transactions in which more than 50 percent of the Company's voting interests are transferred.

2. Payment; prepayment

All payments will be made in lawful money of the United States. Payment of all or any portion of the outstanding principal, interest and any other amounts due under this Note must be made *pro rata* with

respect to all Notes. Except in connection with a Qualified Financing or a Sale of the Company, the Company may not repay the Note prior to the Maturity Date without the consent of the Holder.

3.   Interest rate

Simple interest will accrue on the outstanding principal amount from the date hereof until payment in full, at the rate of 8 percent per year or the maximum rate permissible by law, whichever is less. Interest will be due on the Maturity Date and will be calculated on the basis of a 365-day year for the actual number of days elapsed. Interest will be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days before the closing of Qualified Financing pursuant to which the Notes convert or a Sale of the Company.

4.   Conversions in connection with a Qualified Financing

(a)   If the Company issues Equity Securities to unrelated third parties ("**Investors**") in one or more transactions for the principal purpose of raising capital generating gross proceeds of at least $4,000,000 excluding amounts deemed received upon the conversion of the Notes and similar convertible instruments (a "**Qualified Financing**"), then the Company shall convert the outstanding principal balance, all unpaid accrued interest, and all other amounts due under this Note (the "**Conversion Amount**") into those Equity Securities at a conversion price equal to the lower of (i) 80 percent of the lowest price per unit paid by the Investors, and (ii) a price per unit obtained by dividing $5,000,000 by the number of units of the Company outstanding (assuming full conversion and exercise of all convertible and exercisable options and securities then outstanding other than the Notes) (this per-unit price, the "**Price Cap**") as of immediately prior to the Qualified Financing.

(b)   In all material respects other than price, the Equity Securities issued to the Holder in a conversion will have substantially the same terms afforded to Investors, it being understood that the Company may grant certain rights only to investors meeting specified investment thresholds. Holder agrees to reasonably cooperate with the Company in connection with the conversion of the Note, including executing all necessary agreements and documents furnished by the Company, substantially in the form executed by the Investors. Upon conversion, the Note will be deemed fully satisfied and cancelled. If the conversion of this Note would result in the issuance of a fractional share, the Company may instead pay the Holder a sum in cash equal to the current fair market value of the fractional share. The Company may limit the aggregate liquidation preference of the Holder's Equity Securities to the Conversion Amount.

5.   Conversion at maturity

If the Notes have not been satisfied prior to the Maturity Date, then upon the election of the Requisite Holders with the approval of the Company, the Company shall either (a) pay the Holder an amount equal to the original principal amount of the Note, together with all accrued and unpaid interest, or (b) convert the Conversion Amount into shares of stock at a price per share equal to the Price Cap, in each case calculated as of the Maturity Date.

6.   Sale of the Company

If a Sale of the Company is to be consummated, the Company shall give the Holder reasonable advance notice, and in full satisfaction of the Company's obligations under this Note, the Company shall, based on the Requisite Holder's election, either (a) pay the Holder an amount equal to 1.5 times the original principal amount of the Note, together with all accrued and unpaid interest, or (b) convert the

Conversion Amount into shares of stock at a price per share equal to the Price Cap, in each case calculated as of immediately prior to the sale.

7.   Company representations

The Company makes the following statements, affirming that they are truthful and accurate.

(a)   *Organization, good standing, and authority*. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, is qualified in the jurisdictions in which its operations currently require it to be qualified, and has all power and authority required (i) to carry on its business as presently conducted, and (ii) to perform its obligations under this agreement.

(b)   *Authorization*. All action has been taken, or will be taken prior to closing, on the part of the Company's board of directors and its stockholders that is necessary for the authorization and execution of this agreement by the Company. This agreement, when executed by the Company, will be valid and legally binding, enforceable against the Company in accordance with its terms except as may be limited by law.

(c)   *Non-contravention*. The execution and performance of this agreement will not result in the Company being in violation or default of any agreement to which it is a party.

8.   Holder representations

(a)   *"Bad Actor" disqualification*. As of the date of this agreement, the Holder has not been subject to any event specified in Rule 506(d)(1) of the Securities Act or any proceeding or event that could result in any disqualifying event that would either require disclosure under the provisions of Rule 506(e) of the Securities Act or result in disqualification under Rule 506(d)(1).

(b)   *Binding obligation.* Holder has full legal capacity, power and authority to execute and deliver this agreement and to perform his or her obligations hereunder. This agreement is a valid and binding obligations of the Holder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The execution and delivery of this agreement will not violate or conflict with any order, judgment, injunction, agreement, or controlling document to which the Holder is a party or by which it is bound.

(c)   *Purchase not for resale.* Holder is purchasing the Note for Holder's own account for investment, not as a nominee or agent, and not with a view to resale or distribution. Holder has no contract or arrangement with any person to sell or transfer the Note or the Conversion Securities. Holder (if not a natural person) has not been formed solely for the purpose of making this investment.

(d)   *Capitalization.* Holder understands that the proceeds of the issuance of the Notes make up substantially all the current capitalization of the Company. Holder hereby waives any claims it may have as a creditor, directly or derivatively, against the Company or its board of managers, based on the assertion that the Company was insolvent or in the "zone of insolvency" at the time of issuance of the Note.

(e)   *Economic risk.* Holder acknowledges that the Company is in the development stage and the investment in the Note therefore involves a high degree of risk. Holder and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Note and Conversion Securities for an indefinite period or to withstand a complete loss of the investment.

(f) *Access to information.* The undersigned acknowledges that the Company has made its officers and representatives available to it and its attorney, accountant, or other advisors to answer questions, that all such questions have been answered to the full satisfaction of the undersigned and the advisors, and that it and its advisors have received all information requested by them. The undersigned is satisfied that it has received adequate information with respect to all matters that it or its advisors consider material to making an informed decision about an investment in the Company's securities.

(g) *Forward-looking statements.* With respect to forecasts or projections and other forward-looking statements provided to the Holder, the Holder acknowledges that the Company prepared these statements based upon assumptions that it deemed reasonable at the time of preparation. There is, however, no assurance that these statements will prove accurate and the Company has no obligation to update these statements.

(h) *No commissions.* Holder has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this agreement or the transactions contemplated hereby.

(i) *No advice.* The Holder is not relying on the Company or any of its employees or agents with respect to the legal, tax, economic or other considerations of an investment in the Company; the undersigned has relied only on the advice of its own advisors.

(j) *Residency.* Holder is a resident of the state or jurisdiction shown opposite the Holder's signature hereto and the address provided to Wefunder. Holder has no present intention of becoming a resident of any other state or jurisdiction. If the Holder is an entity, it represents and warrants that its principal place of business is within such state or jurisdiction.

(k) *Source of funds.* Holder's payment accompanying this agreement was not borrowed, directly or indirectly, from a lender located outside the United States.

9. Survival of representations

The representations of the parties shall survive indefinitely, subject to applicable statutes of limitations.

10. Securities law exemption required

The purchase of this Note is expressly conditioned upon the exemption from qualification or registration under Federal and state securities laws. The Company will not qualify or register this transaction under the securities laws of any jurisdiction and, should qualification be found to be necessary, the Company may rescind the sale hereunder.

11. Further cooperation

Within five days after receipt of a request from the Company, the Holder will provide such information and deliver such documents as may reasonably be necessary to comply with all laws and regulations to which the Company is subject.

12. Default

Upon the occurrence of an Event of Default and at any time thereafter during the continuance of such Event of Default, by written notice to the Company, the Holder may declare all outstanding obligations payable by the Company hereunder to be immediately due (except that for Events of Default set forth in section 12(b) and 12(c), acceleration will occur automatically without need for notice or declaration), and the Holder may exercise any other right, power or remedy granted to it in the Transaction Documents or otherwise permitted to it by law.

The occurrence of any of the following will constitute an "**Event of Default**":

(a)   The Company fails to pay any principal, interest or other amount when due, and this failure continues for a period of seven days after the Holder has given notice thereof to the Company;

(b)   The Company files any petition or action for relief under any bankruptcy, reorganization, or insolvency law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect are commenced and an order for relief entered or such proceeding is not dismissed or discharged within 60 days of commencement.

13.   Subordination

All amounts payable under or in connection with this Note will be subordinate to the prior payment in full in cash of all secured debt and all bank debt of the Company ("**Senior Debt**") and this subordination is for the benefit of the holders of Senior Debt.

14.   Amendment

Any provision of this Note may be amended, waived or modified only with the written consent of the Company and the Requisite Holders, on condition that any such amendment, waiver or modification is generally applicable to all non-consenting Holders of Notes and (where applicable) in proportion to the principal amount of each of the Notes, or the Holder.

15.   Transfer by Holder

Holder may not transfer or assign all or any part of this Note without written consent of the Company. Any attempted transfer of this Note in violation of the foregoing will be null and void, no such transfer will be recorded on the Company's books, and the purported transferee in any such transfer will not be treated (and the purported transferor will continue to be treated) as the owner of the Note.

16.   Assignment by the Company

This Note may not be assigned by the Company without the consent of the Holder, except that consent to assignment will not be required for assignment of all of the Notes in connection with a merger or a sale of all or substantially all of the assets of the Company.

17.   Waivers

The Company hereby waives notice of default, presentment, or demand for payment, protest or notice of nonpayment or dishonor, and all other notices or demands relative to this Note.

18. Notices

All communications hereunder will be in writing and will be deemed to have been given (a) upon personal delivery to the party to be notified, (b) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written (including electronic) verification of receipt, or (c) on the fifth day after the date mailed by certified or registered mail, postage prepaid, return receipt requested. Communications must be sent to the Company at its principal office and to the other parties at the address provided to Wefunder hereto, or at such other address for a party as will hereafter be specified in a notice given in accordance with this agreement upon 10 days' prior written notice.

19. Governing law

This Note and all actions arising out of or in connection with this Note will be governed by and construed in accordance with the laws of the State of New York, relating to contracts between New York residents to be performed wholly within the State of New York, without giving effect to conflicts of laws principles.

20. Waiver of jury trial

The parties acknowledge and agree that any controversy that may arise under this agreement is likely to involve complicated and difficult issues and, therefore, each party hereto irrevocably and unconditionally waives any right it may have to a trial by jury in any legal action relating to or arising out of this Note.

21. Miscellaneous

(a)   This agreement is the entire agreement between the Holder `and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. A provision of the agreement may be waived only with the written consent of the party against whom the waiver is asserted. A waiver shall be effective only in the specific instances and for the limited purposes for which given` and must be explicit. No action or inaction by a party shall be considered an implied waiver.

(b)   Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

(c)   Each provision of this agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this agreement.

(d)   This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same agreement. A signed copy of this agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy.

*   *   *

The Company has caused this Note to be issued as of the date first written above.

ESSENTIAL EXPOSURE INC.

By: *Founder Signature*
      Suzanne Yvonne Roberts
      Chief Executive Officer

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[INVESTMENT DATE]___.

Investment Amount: $[AMOUNT]

COMPANY:

Essential Exposure Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited